# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALGONQUIN POWER & UTILITIES CORP., CIK 0001174169
CUSIP: 015857105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 354 DAVIS ROAD, OAKVILLE, Ontario Canada (A6), L6J2X1
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001193805-23-000930
Filed by CIK 0001517137
Persons authorized to receive notices and communications: MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 57,215,415; shared voting power 0; sole dispositive power 57,215,415; shared dispositive power 0; aggregate amount beneficially owned 57,215,415 (7.4% of the class)
- Starboard Value and Opportunity Master Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 29,048,104; shared voting power 0; sole dispositive power 29,048,104; shared dispositive power 0; aggregate amount beneficially owned 29,048,104 (3.8% of the class)
- Starboard Value and Opportunity S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,429,144; shared voting power 0; sole dispositive power 3,429,144; shared dispositive power 0; aggregate amount beneficially owned 3,429,144 (0.5% of the class)
- Starboard Value and Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard X Master Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 8,424,596; shared voting power 0; sole dispositive power 8,424,596; shared dispositive power 0; aggregate amount beneficially owned 8,424,596 (1.1% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,424,596; shared voting power 0; sole dispositive power 8,424,596; shared dispositive power 0; aggregate amount beneficially owned 8,424,596 (1.1% of the class)
- Starboard Value and Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,493,906; shared voting power 0; sole dispositive power 1,493,906; shared dispositive power 0; aggregate amount beneficially owned 1,493,906 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,493,906; shared voting power 0; sole dispositive power 1,493,906; shared dispositive power 0; aggregate amount beneficially owned 1,493,906 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,918,502; shared voting power 0; sole dispositive power 9,918,502; shared dispositive power 0; aggregate amount beneficially owned 9,918,502 (1.3% of the class)
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 9,172,365; shared voting power 0; sole dispositive power 9,172,365; shared dispositive power 0; aggregate amount beneficially owned 9,172,365 (1.2% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,172,365; shared voting power 0; sole dispositive power 9,172,365; shared dispositive power 0; aggregate amount beneficially owned 9,172,365 (1.2% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 38,220,469; shared voting power 0; sole dispositive power 38,220,469; shared dispositive power 0; aggregate amount beneficially owned 38,220,469 (5% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 38,220,469; shared voting power 0; sole dispositive power 38,220,469; shared dispositive power 0; aggregate amount beneficially owned 38,220,469 (5% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 57,215,415; shared voting power 0; sole dispositive power 57,215,415; shared dispositive power 0; aggregate amount beneficially owned 57,215,415 (7.4% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 57,215,415; shared voting power 0; sole dispositive power 57,215,415; shared dispositive power 0; aggregate amount beneficially owned 57,215,415 (7.4% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 57,215,415; shared voting power 0; sole dispositive power 57,215,415; shared dispositive power 0; aggregate amount beneficially owned 57,215,415 (7.4% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 57,215,415; sole dispositive power 0; shared dispositive power 57,215,415; aggregate amount beneficially owned 57,215,415 (7.4% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 57,215,415; sole dispositive power 0; shared dispositive power 57,215,415; aggregate amount beneficially owned 57,215,415 (7.4% of the class)
- Molinelli Gavin (CIK 0001460496): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,995; shared voting power 0; sole dispositive power 25,995; shared dispositive power 0; aggregate amount beneficially owned 25,995 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ALGONQUIN POWER & UTILITIES CORP.
Address of issuer's principal executive offices: 354 DAVIS ROAD, OAKVILLE, Ontario Canada (A6), L6J2X1
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Starboard Value and Opportunity Master Fund III LP, a Cayman Islands exempted limited partnership ("Starboard V&O III Fund"), with respect to the Shares directly and beneficially owned by it;

(ii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii) Starboard X Master Fund II LP, a Cayman Islands exempted limited partnership ("Starboard X Master II"), with respect to the Shares directly and beneficially owned by it;

(iv) Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard X Master II;

(v) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii) Starboard G Fund, L.P., a Delaware limited partnership ("Starboard G LP"), with respect to the Shares directly and beneficially owned by it;

(ix) Starboard Value G GP, LLC ("Starboard G GP"), as the general partner of Starboard G LP;

(x) Starboard Value A LP ("Starboard A LP"), as the managing member of Starboard G GP and as the general partner of Starboard V&O III Fund;

(xi) Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP;

(xii) Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard X Master II, Starboard L Master, Starboard G LP and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(xiii) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xiv) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xv) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xvi) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xvii) Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xviii) Gavin T. Molinelli, who serves as a member of the Board of Directors of the Issuer.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of Starboard V&O III Fund, Starboard S LLC, Starboard X Master II, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard G LP, Starboard G GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Mr. Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

Starboard V&O III Fund, Starboard S LLC, Starboard L Master, Starboard G LP and Starboard X Master II have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O III Fund, Starboard L Master, Starboard G LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard X Master II. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard G GP serves as the general partner of Starboard G LP. Starboard A LP serves as the managing member of Starboard G GP and the general partner of Starboard V&O III Fund. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli serves as a Senior Partner of Starboard Value LP.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Messrs. Smith, Feld and Molinelli are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard L Master, Starboard G LP, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Exhibit 1, which is incorporated by reference herein.

The aggregate purchase price of the 29,048,104 Shares beneficially owned by Starboard V&O III Fund is approximately $241,186,519, excluding brokerage commissions. The aggregate purchase price of the 3,429,144 Shares beneficially owned by Starboard S LLC is approximately $28,750,815, excluding brokerage commissions. The aggregate purchase price of the 1,493,906 Shares beneficially owned by Starboard L Master is approximately $12,526,105, excluding brokerage commissions. The aggregate purchase price of the 9,172,365 Shares beneficially owned by Starboard G LP is approximately $49,247,036, excluding brokerage commissions. The aggregate purchase price of the 8,424,596 Shares beneficially owned by Starboard X Master II is approximately $65,313,542, excluding brokerage commissions. The aggregate purchase price of the 5,621,305 Shares held in the Starboard Value LP Account is approximately $44,418,147, excluding brokerage commissions.

The 25,995 Shares beneficially owned directly by Mr. Molinelli were awarded to him in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 768,691,822 Shares outstanding, as of March 5, 2026, which is the total number of Shares outstanding as reported in Exhibit 99.3 to the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 6, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 1, 2026, the remaining Reporting Persons following this Amendment No. 7 entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard X Master Fund II LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld and Gavin Molinelli, dated April 1, 2026.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value GP LLC, its general partner (04/01/2026)
- Starboard Value and Opportunity Master Fund III LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (04/01/2026)
- Starboard Value and Opportunity S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value LP, its manager (04/01/2026)
- Starboard Value and Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R LP, its general partner (04/01/2026)
- Starboard X Master Fund II LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R LP, its general partner (04/01/2026)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R GP LLC, its general partner (04/01/2026)
- Starboard Value and Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value L LP, its general partner (04/01/2026)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R GP LLC, its general partner (04/01/2026)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/01/2026)
- Starboard G Fund, L.P.: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value G GP, LLC, its general partner (04/01/2026)
- Starboard Value G GP, LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (04/01/2026)
- Starboard Value A LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A GP LLC, its general partner (04/01/2026)
- Starboard Value A GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/01/2026)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Principal Co LP, its member (04/01/2026)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Principal Co GP LLC, its general partner (04/01/2026)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/01/2026)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (04/01/2026)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, attorney-in-fact for Peter A. Feld (04/01/2026)
- Molinelli Gavin: /s/ Lindsey Cara, Lindsey Cara, attorney-in-fact for Gavin T. Molinelli (04/01/2026)